UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JEFFS’ BRANDS LTD

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE	M61472102
(Title of Class of Securities)	(CUSIP Number)

Tali Dinar

Medigus Ltd.

3 Hanechoshet Street, Building B

Tel Aviv, 6971068, Israel

+972-72-260-2249

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M61472102	Schedule 13D

1	NAMES OF REPORTING PERSONS Medigus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,088,333*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,088,333*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.14%*
14	TYPE OF REPORTING PERSON CO

* Based on a total of 8,314,602 ordinary shares, no par value per share, outstanding as of September 9, 2022, as reported by the Issuer to the Reporting Person. This number also includes 240,385 Ordinary Shares exercisable within 60 days of August 30, 2022.

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Jeffs’ Brands Ltd, a company incorporated under the laws of the State of Israel (the “Issuer”).

The principal executive offices of the Issuer are located at 3 Hanechoshet Street Tel Aviv, 6971068, Israel.

Item 2. Identity and Background.

This Statement is filed by (i) Medigus Ltd. (the “Reporting Person”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions. The address of its principal office and principal place of business is 3 HaNechoshet Street,, Building B, Tel Aviv, Israel, 6971068.

,

The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of Medigus are set forth in Annex A hereto and incorporated herein by reference.

During the last five years, the Reporting Person has not and, to the Reporting Person’s knowledge, none of the other individuals listed above has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 4, 2021, the Reporting Person acquired 50.01% of Smart Repair Pro, a California corporation (“Smart Repair Pro”), and 50.03% of purex Corp., a California corporation (“Purex”) pursuant to a Share Purchase Agreement entered into on October 8, 2020.

In March 2021, the Issuer was formed as a wholly-owned subsidiary of the Reporting Person and in connection therewith, the Reporting Person was issued 100 Ordinary Shares.

On May 10, 2021, pursuant to a Stock Exchange and Plan of Restructuring Agreement, the Reporting Person contributed to the Issuer all of the equity interests it owned in Smart Repair Pro and Purex, which became wholly-owned subsidiaries of the Issuer, in exchange for 4,903 newly-issued Ordinary Shares.

On February 17, 2022, the Issuer effected a bonus shares issuance (equivalent to a stock dividend) of 664.0547 Ordinary Shares for each Ordinary Share issued and outstanding as of such date, pursuant to which the Reporting Person received 3,317,263 Ordinary Shares.

On May 3, 2022, the Issuer effected a .806-for-1 reverse split of its issued and outstanding Ordinary Shares, pursuant to which holders of Ordinary Shares received .806 of an Ordinary Share for every one Ordinary Share held as of such date. As a result of such reverse split, the Reporting Person owned 2,677,746 Ordinary Shares.

On June 16, 2022, Issuer effected a 1-for-1.85 reverse split of its issued and outstanding Ordinary Shares, pursuant to which holders of Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. As a result of such reverse split, the Reporting Person owned 1,447,430 Ordinary Shares.

On August 30, 2022, in connection with the Issuer’s initial public offering (the “IPO”), the Reporting Person purchased from the Issuer 240,385 Units comprised of 240,385 Ordinary Shares and warrants to purchase up to 240,385 Ordinary Shares (each, a “Warrant”), with working capital. Each Warrant has an exercise price of $4.04 per Ordinary Share, is immediately exercisable and expires five years from the date of issuance. Subject to certain exemptions outlined in the Warrant, for a period until the later of: (i) two years from the date of issuance of the Warrant, or (ii) on the date there are no holders of at least Warrants, if the Company shall sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Convertible Security (as defined in the Warrant), at an effective price per share less than the exercise price of the Warrant then in effect, the exercise price of the Warrant shall be reduced to equal the effective price per share in such dilutive issuance; provided, however, that in no event shall the exercise price of the Warrant be reduced to an exercise price lower than 50% of the exercise price of the Warrants on the issuance date, or the Initial Exercise Price, or $2.02. On the date that is 90 calendar days immediately following the initial issuance date of the Warrants, or the Issuance Date, the exercise price of the Warrants will adjust to be equal to the greater of $2.02 per share (which shall equal 50% of the Initial Exercise Price, or $2.02) and 100% of the lowest volume weighted average price of our Ordinary Shares occurring during the 90 calendar days following the Issuance Date, provided that such value shall in no event be less than a floor price of 50% of the Initial Exercise Price, or $2.02. Additionally, in the event of any adjustment under Section 3(e), Section 3(h), or Section 3(i) of the Warrant that results in a reduction of the exercise price, in aggregate, to 50% of the Initial Exercise Price or an adjustment under Section 3(h) to the exercise price, then in connection with such adjustment, each holder of at least 120,193 Warrants will receive one Additional Warrant for each Warrant held by such holder on the date of adjustment. All capitalized terms in this paragraph have the meanings defined in the Warrant.

On October 8, 2020, Smart Repair Pro and Purex, now subsidiaries of the Issuer, and their then shareholders, including the Reporting Person, entered into a Share Purchase Agreement, pursuant to which the Reporting Person committed to transfer funds as loans to Smart Repair Pro. [During October and November 2020 and February, March and April 2021, Smart Repair Pro, received additional loans from the Reporting Person under the Share Purchase Agreement. On May 3, 2022, the Issuer entered into Assignments of Loan Agreements with Smart Repair Pro, the Reporting Person and such other investors, pursuant to which the Issuer assumed Smart Repair Pro’s obligations under the outstanding loans and the Issuer agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, upon the consummation of the IPO, all outstanding principal due to each such party shall be automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price of $3.46 per share, obtained by dividing $10,000,000 by the issued and outstanding Ordinary Shares immediately prior to the closing of the IPO. The Issuer completed the IPO on August 30, 2022. As of such date, Smart Repair Pro had outstanding loans to the Reporting Person of $4,010,000. In accordance with the Reporting Person’s assignment agreement, on August 30, 2022, the outstanding principal amount of the loans due to the Reporting Person automatically converted into 1,160,133 Ordinary Shares and the Issuer issued 1,160,133 Ordinary Shares to the Reporting Person.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only.

The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Although the Reporting Person has no present intention to do so, the Reporting Person or its affiliates may purchase Ordinary Shares or other securities of the Issuer from time to time, in the open market or private transactions depending on its analysis of the Issuer’s business, prospects and financial condition, the market for such securities, other investment and business opportunities available to the Reporting Person, general economic and stock market conditions, proposals from time to time sought by or presented to the Reporting Person and other factors. The Reporting Person intends to monitor its investments closely and may take advantage of opportunities offered to it from time to time. The Reporting Person may also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of its investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by the Reporting Person from time to time. However, it has no current plans to do so.

Except as set forth in this Item 4, the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, has any present plans or proposals that relate to or would result in any of the actions required to be described in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5. Interest in Securities of the Issuer.

The information provided herein is based upon 8,074,217 Ordinary Shares issued and outstanding as of September 9, 2022, as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 3,088,333 Ordinary Shares, representing approximately 38.24% of the outstanding Ordinary Shares.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 3,088,333 Ordinary Shares of the Issuer consisting of (i) 2,847,948 Ordinary Shares, and (ii) warrants to purchase up to 240,385 Ordinary Shares exercisable within 60 days of August 30, 2022.

To the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

(c) The Reporting Person has not effected any transactions in the Ordinary Shares during the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Medigus, or, to the best knowledge of the Reporting Person, any of the persons set forth on Annex A, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

Lock-Up Agreement

On August 25, 2022, in connection with the IPO, the Reporting Person entered into a standard form of Lock-up Agreement with the underwriter of the IPO which closed on August 30, 2022 (the “Lock-up Agreement”), pursuant to which the Reporting Person agreed that for a period of 180 days from August 26, 2022, subject to certain exceptions, it will not (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (iii) make any demand for or exercise any right with respect to the registration of any Ordinary Shares, or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement with the underwriter named therein (filed as Exhibit 10.16 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on May 5, 2022 and incorporated herein by reference).

Exhibit 2	Stock Exchange and Plan of Restructuring Agreement, dated May 10, 2021, by and among Jeffs’ Brands Ltd., Viki Hakmon and Medigus Ltd. (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 3	Common Stock Purchase Agreement, dated October 8, 2020, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 4	Amendment No. 1 to Common Stock Purchase Agreement, dated June 22, 2021, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 5	Assignment to Loan Agreement, dated May 3, 2022, by and among Smart Repair Pro Ltd., Jeffs’ Brands Ltd. and Medigus Ltd.

Exhibit 6	Form of Warrant (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on August 16, 2022 and incorporated herein by reference).

Exhibit 7	Form of Additional Warrant (filed as Exhibit 4.6 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on August 16, 2022 and incorporated herein by reference).

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2022

Medigus Ltd.

By:	/s/ Tali Dinar
Name:	Tali Dinar
Title:	Chief Financial Officer

ANNEX A

Executive Officers and Directors of Medigus Ltd.

Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Medigus Ltd. (“Medigus”). Unless otherwise indicated, each person identified below is employed by Medigus. The principal address of Medigus, and unless otherwise indicated below, the current business address for each individual listed below, is 3 HaNechoshet Street, building B, Tel Aviv, Israel, 6971068.

Name, Position with Medigus and Business Address	Present Principal Occupation or Employment	Citizenship
Liron Carmel, Chief Executive Officer	Chief Executive Officer of Medigus Ltd.	Israel
Tali Dinar, Chief Financial Officer	Chief Financial Officer of Medigus Ltd.	Israel
Eliyahu Yoresh, Chairman of the Board of Directors	Financial and Executive Consulting Services, Self-Employed	Israel
Eli Cohen, Director	Attorney, Self-Employed	Israel
Ronen Rosenbloom, Director	Attorney, Self-Employed	Israel
Kineret Tzedef, Director	Director of Sports Division, Hapoel	Israel